UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-211316

REYNOLDS AMERICAN INC.

(Exact name of registrant as specified in its charter)

401 North Main Street

Winston-Salem, North Carolina 27101

(336) 741-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

David M. Eaton, Esq.

Kilpatrick Townsend & Stockton LLP

Suite 2800, 1100 Peachtree Street

Atlanta, Georgia 30309-4528

(404) 815-6500

2.300% Senior Notes due 2017

2.300% Senior Notes due 2018

8.125% Senior Notes due 2019

6.875% Senior Notes due 2020

3.250% Senior Notes due 2020

4.000% Senior Notes due 2022

3.250% Senior Notes due 2022

3.750% Senior Notes due 2023

4.850% Senior Notes due 2023

4.450% Senior Notes due 2025

5.700% Senior Notes due 2035

7.250% Senior Notes due 2037

8.125% Senior Notes due 2040

7.000% Senior Notes due 2041

4.750% Senior Notes due 2042

6.150% Senior Notes due 2043

5.850% Senior Notes due 2045

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6 Rule 15d-22(b)	☒ ☐

Approximate number of holders of record as of the certification or notice date:

2.300% Senior Notes due 2017: 0

2.300% Senior Notes due 2018: 71

8.125% Senior Notes due 2019: 43

6.875% Senior Notes due 2020: 52

3.250% Senior Notes due 2020: 74

4.000% Senior Notes due 2022: 58

3.250% Senior Notes due 2022: 50

3.750% Senior Notes due 2023: 15

4.850% Senior Notes due 2023: 52

4.450% Senior Notes due 2025: 74

5.700% Senior Notes due 2035: 48

7.250% Senior Notes due 2037: 44

8.125% Senior Notes due 2040: 35

7.000% Senior Notes due 2041: 31

4.750% Senior Notes due 2042: 29

6.150% Senior Notes due 2043: 32

5.850% Senior Notes due 2045: 53

Pursuant to the requirements of the Securities Exchange Act of 1934, Reynolds American Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REYNOLDS AMERICAN INC.

Date: January 17, 2018	By:	/s/ McDara P. Folan, III
	Name:	McDara P. Folan, III
	Title:	Senior Vice President, Deputy General Counsel and Secretary